Exhibit 99.1

BioBlast Announces Positive Interim Results from HOPEMD Phase 2 Clinical Study of Cabaletta® in Oculopharyngeal Muscular Dystrophy (OPMD)

Conference Call and Webcast, 8:30 a.m. Eastern Time

New Haven, CT and Tel Aviv, Israel – October 27, 2015 – BioBlast Pharma Ltd., (NasdaqGM: ORPN), a clinical-stage biotechnology company developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced positive interim results from a Phase 2 open label clinical study of its lead compound, Cabaletta® (IV trehalose), in 25 patients with oculopharyngeal muscular dystrophy (OPMD), a rare progressive muscle-wasting disease characterized by severe swallowing difficulties (dysphagia) leading to malnutrition, dehydration, and aspiration of food into the lungs, as well as more generalized, progressive muscle weakness. Aspiration pneumonia and severe emaciation are frequently the cause of death.

The HOPEMD study was designed as a proof–of-concept open-label clinical study in 74 patients for 24 weeks, following which all patients would be randomized into a treatment arm or non-treatment control group, and followed for an additional 12 months in a continuation study. The primary objective was to assess the safety and tolerability of Cabaletta. Secondary endpoints were to determine if Cabaletta improves or prevents worsening of OPMD disease markers. As previously reported, based on the positive signals seen in the first 25 patients enrolled in Canada and Israel, further recruitment has been terminated, with the aim of beginning a Phase 3 study. These 25 patients remain in the Phase 2 study. To date, 22 patients have completed 24 weeks of treatment. Of these patients, 19 have now been randomized into the continuation study. Although unplanned, an analysis was done on clinical data accumulated as of September 1, 2015 on these 25 patients.

In this analysis, Cabaletta was observed to be safe and well-tolerated with no drug-related serious adverse events. Statistically significant improvement or numerical improvement versus baseline, was observed on multiple efficacy endpoints. Ten out of 12 patients (83.3%) were observed to stabilize or improve on an efficacy endpoint related to dysphagia, the Penetration Aspiration Score as measured by Video Fluoroscopy (VFS-PAS). There was a statistically significant improvement of 35.3% (p<0.0001, n=20) from baseline in the timed drinking test, also a key dysphagia measure. In addition, patients demonstrated a statistically significant improvement of 12.1% (p=0.0448, n=21) in their swallowing quality of life symptom score as measured by the SWAL-QOL questionnaire. Notably, there was a statistically significant correlation between the timed drinking test and the SWAL-QOL percent change in symptom score (p=0.0479, n=20). With respect to muscle-related efficacy endpoints, patients showed a statistically significant improvement of 13.4% (p=0.0059, n=19) in their lower extremities muscle strength versus baseline, and showed numerical improvement in other muscle strength and function tests.

“The detailed analysis of the interim results of the Phase 2 Cabaletta therapy trial for OPMD are very encouraging,” stated Bernard Brais, MD, M.Phil., PhD, FRCP(C), Professor, Department of Neurology and Neurosurgery and Human Genetics, Faculty of Medicine, McGill University, Co-director Rare Neurological Diseases Group at the Montreal Neurological Institute, and Principal Investigator in the study. “Since OPMD is a chronically progressive muscular dystrophy, we felt it was optimistic to expect more than a stabilization of symptoms.  In fact, the data suggest that most participants improved across multiple clinical endpoints with significant swallowing improvements, suggesting that the drug may lead to early benefits.  These results are quite promising and I look forward to the confirmation of the results in the planned placebo controlled Phase 3 study which could, for the first time, show rapid and chronic improvement in a late-onset muscular dystrophy.”

HOPEMD Study – Interim Safety and Efficacy Results

The interim safety and efficacy results of the Phase 2 open label study showed that, at up to 24 weeks of treatment (300mL of IV trehalose 9% solution once weekly), statistically significant improvements or numerical improvements were observed in the following endpoints, including those that BioBlast plans to incorporate into the Phase 3 protocol. All evaluable data were included in the statistical analysis of this interim report.

Safety and Tolerability — Cabaletta was well tolerated with no drug related serious adverse events identified, a finding that is consistent with BioBlast’s previous report at the American Academy of Neurology meeting in April 2015. In particular there were no significant changes in glucose, insulin homeostasis or patient weight. Cabaletta was well tolerated and no patients discontinued the study.

Penetration Aspiration Score as Measured by Video Fluoroscopy (VFS-PAS) — Out of 12 patients whose scores were evaluated by VFS-PAS, a well-validated radiographic technique to determine the severity of swallowing difficulties and risk of aspiration, 10 patients (83.3%) showed stabilization (4 out of the 10) or improvement (6 out of the 10) in their VFS-PAS scores. Seven patients enrolled in Canada had a baseline and 24-week VFS-PAS score. Five of the 7 patients had stable (3 out of the 7) or improved (2 out of the 7) VFS-PAS scores while 2 patients deteriorated. Five patients enrolled in Israel who did not have a scheduled baseline score had an unscheduled VFS-PAS evaluation performed after being on treatment for varying amounts of time ranging from one to four months. The results of this unscheduled evaluation were compared to the results obtained after 24 weeks of therapy. All 5 patients enrolled in Israel were stable (2 out of 5) or improved (3 out of 5). Seven baseline VFS-PAS measurements recorded in Israel were uninterpretable due to faulty radiological procedure and were excluded from the interim data set.

Timed Drinking Test – There was a statistically significant 35.3% improvement versus baseline (p<0.0001) in the timed drinking test (80mL cold water), a frequently used and validated clinical test of swallowing dysfunction. The improvement in the timed drinking test correlated with patient reported severity of their symptoms, further attesting to the clinical meaningfulness of the result (correlation=-0.4431, p=0.0504 for absolute change, and correlation=-0.4474, p=0.0479 for % change in symptom severity, n=20).

Swallowing Quality of Life (SWAL-QOL) — The well-validated SWAL-QOL questionnaire, specifically developed for patients suffering from problems in swallowing, demonstrated a statistically significant improvement in the mean reported symptom severity score from baseline through to 24 weeks. Total mean symptom severity score improved from 54.0 points at baseline to 61.4 points at 24 weeks (12.1% improvement), (p=0.0448, n=21).

Muscle Strength Tests — The composite score of three lower extremity muscle strength tests showed a statistically significant improvement over baseline of 13.4% (p=0.0059, n=19). This composite reflects a statistically significant improvement of 13.9% in knee extension (p=0.0058), and 24.3% in foot extension (p=0.0381). Hip flexion did not achieve statistical significance but had a numerical improvement of 3.5% (p=0.4348).

The composite score of two upper extremity muscle strength tests (comprised of shoulder abduction and arm flexion) showed a numerical improvement of 12.9% versus baseline, but did not achieve statistical significance (p=0.0836, n=19).

Functional Muscle Tests — The 30 second arm-lift test showed a statistically significant improvement of 17.6% (p=0.0191, n=18) while the 30 second sit-to-stand test showed a numerical improvement of 14.1% versus baseline (p=0.0682, n=18). Notably, this latter test showed a statistically significant improvement in absolute numbers with a p=0.0160. In the standard 4-stair climbing test, importantly, no deterioration was observed but there was no statistically significant improvement.

"We are encouraged by these interim results of the HOPEMD open label Phase 2 study,” stated Dalia Megiddo, MD, BioBlast’s Chief Development Officer. “Of particular note, statistically significant improvements or positive changes were observed in disease features that lead to the major disabilities of OPMD (swallowing and muscle weakness). The two tests performed to evaluate dysphagia (difficulties with swallowing), both showed meaningful improvements over baseline and are supported by patient reported severity of their symptoms. Together with the improvements and positive changes in muscle strength and muscle function tests, these results indicate the potential efficacy of Cabaletta in changing the course of this inexorable and debilitating disease.

“The totality of the data, with endpoints showing numerical and/or statistical improvement from baseline, gives us confidence that the proof of concept for Cabaletta in OPMD patients has been demonstrated,” Dr. Megiddo concluded.

“The OPMD community currently has very limited treatment options and there is a critical unmet need for patients with this rare disorder,” stated Peter L. Saltonstall, the President and CEO of the National Organization for Rare Disorders (NORD). “We are grateful to BioBlast and to the physicians and patients who have committed their time and resources to this important clinical trial. New treatments, combined with further understanding and awareness of OPMD, can bring much needed hope to those treating and living with this devastating condition.”

“These results support our plan to move forward with a pivotal Phase 3 study in OPMD following pending meetings with regulatory authorities,” said Colin Foster, President and Chief Executive Officer, BioBlast. “We plan to share these interim data and the complete Phase 2 six month data set with the FDA. Following these interactions and based on the open IND, Orphan Drug designation, and Fast Track designation we have been granted for this program, our goal is to advance with a Phase 3 study in the U.S. and in Canada.

“The interim results for OPMD, specifically with respect to dysphagia and muscle strength and function, give us insight into the potential of Cabaletta for use in other protein aggregation-related diseases, such as spinocerebellar ataxia type 3 (SCA3 or Machado Joseph disease), another devastating hereditary disease in which we are planning a pivotal Phase 3 study in the U.S. and E.U.,” Mr. Foster continued. “We will provide guidance in the future regarding the design and initiation of both the OPMD and SCA3 Phase 3 studies following discussions with regulatory authorities in each market.”

HOPEMD Phase 2 Trial Design

The HOPEMD study is an open label Phase 2 multicenter study testing the safety, tolerability and efficacy of Cabaletta in patients suffering from OPMD. The study is being conducted at two centers – Hadassah-Hebrew University Medical Center in Jerusalem, Israel, and Montreal Neurological Institute at McGill University in Canada. All patients are initially treated in the first protocol - 24 weeks with Cabaletta IV 300 mL once weekly. Following this, all patients are randomized to a treatment arm or non-treatment control group and followed for an additional 12 months in a continuation protocol. Although the trial was originally designed to enroll 74 patients, based on the positive signals seen in the first 25 patients enrolled in Canada and Israel, further recruitment was terminated with the aim of beginning a Phase 3 study. The current analysis summarizes interim results of the first 24 weeks of therapy for the 25 patients across the two clinical centers participating in the study, 22 of whom have completed the first 24 weeks of treatment. Nineteen have now been randomized into this continuation study. A final read-out, which includes the continuation protocol, is expected to occur in the fourth quarter of 2016. The endpoints are measurements of safety and tolerability, and changes in disease markers including measurement of the VFS-PAS score (Penetration Aspiration Scale measured by video fluoroscopy), timed cold water drinking test, composites of upper extremity and lower extremity muscle strength as measured by dynamometry, functional muscle tests, patient reported outcomes, and other clinical endpoints.

Conference Call and Webcast Information

BioBlast will be hosting a live conference call and webcast with slides, beginning 8:30 a.m. Eastern Time, Tuesday, October 27, 2015. To participate in the live conference call, please use the following numbers:

US toll-free	1-888-378-4361
International	1-719-457-2644
Conference ID	124818
Webcast	http://public.viavid.com/index.php?id=116661

A replay of the conference call will be available starting, 11:30 a.m. Eastern Time on October 27th, until 11:59 a.m. Eastern Time on November 10th. A replay of the webcast can be accessed by visiting the “Investors” page of the company’s website at http://bioblast-pharma.com/, the content of which is not incorporated herein by reference.

Replay Dial-In Numbers:
US toll-free	1-877-870-5176
International	1-858-384-5517
Replay Pin Number:	124818

Additionally, a detailed presentation will be available linked to this press release by visiting the “News” page of the company’s website after the conference call.

About Cabaletta

Cabaletta is a chemical chaperone that protects against pathological processes in cells. It has been shown to reduce pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant promise in preclinical animal models of OPMD, SCA3 and other PolyA/PolyQ diseases.

In OPMD, Cabaletta is being developed to prevent the aggregation of the pathological protein (PABPN1) in muscle cells, the hallmark of the disease, by stabilizing the protein, reducing the formation of protein aggregations, and promoting their clearance from cells through autophagy, thus preventing muscle cell death.

About Oculopharyngeal Muscular Dystrophy (OPMD)

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing) and the loss of muscle strength, and weakness in multiple muscles of the body. Symptoms generally appear in mid-life and get worse over time. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. Aspiration pneumonia and severe emaciation are frequently the cause of death. The disease is caused by a genetic mutation responsible for the creation of a mutant unstable protein (PABPN1) that aggregates within patient muscle cells. There is currently no approved therapeutic treatment for OPMD.

About Spinocerebellar Ataxia Type 3 (SCA3)

SCA3, also known as Machado Joseph disease, is the most common among the cerebellar ataxias, which are a group of genetic diseases that are characterized by gait and movement disorders, memory deficits, spasticity, difficulty with speech and swallowing, weakness in arms and other muscle anomalies. Symptoms can begin in early adolescence and get worse over time. Eventually SCA3 leads to paralysis and severe disability. The disease typically appears in the third or fourth decades of life and is associated with early death, on average within 15-20 years of diagnosis. There is currently no approved therapeutic treatment for SCA3.

About the National Organization for Rare Disorders (NORD)®

Established in 1983, the National Organization for Rare Disorders (NORD)® is the primary nonprofit organization representing all patients and families affected by rare diseases in the U.S.  NORD is committed to the identification, treatment and cure of all 7,000 rare diseases that affect 30 million Americans, or 1 in every 10 people.  NORD provides programs of advocacy, education, research and patient/family services to improve the lives of all people living with rare diseases. NORD represents more than 230 disease-specific member organizations and collaborates with many other organizations in specific causes of importance to the rare disease patient community.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the timing and advancement of its product candidates, including the clinical trial and approval processes, whether our clinical trial data may be sufficient to demonstrate proof of concept, the timeline and design of future clinical trials, if such trials are initiated at all, future meetings with regulatory authorities, timing of read out of clinical trials results, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials, including interim trial data, do not guarantee that the conclusions of such or future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Matthew Duffy
Managing Director
LifeSci Advisors, LLC
matthew@lifesciadvisors.com
(212) 915-0685

Media Relations Contact:

Deanne Eagle

Planet Communications

deanne@planetcommunications.nyc

(917) 837-5866

Colin Foster

President & CEO

BioBlast Pharma Inc.

colin@bioblast-pharma.com

(475) 655-3032